

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

  Re: New GGP, Inc.
    Amendment No. 3 to Registration Statement on Form S-11
    Filed November 3, 2010
    File No. 333-168111

Dear Mr. Metz:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 64

1. We note your response to comment 1 in our letter dated November 1, 2010. Please tell us your basis for using a 25% discount to the assumed market rate of a tenant's space at the time of renewal option to determine significance and the probability of renewal. Within your response, please tell us how this complies with authoritative literature.

Notes to Pro Forma Condensed Consolidated Balance Sheet, page 69

General

2.   We note your disclosure on page 81 regarding the conversion of Old GGP options to
acquire Old GGP common stock into options to acquire New GGP and THHC common
stock. Please additionally discuss the option of certain holders, under the Plan, to receive
cash in the amount of the excess of the highest reported share price of GGP stock during
the sixty day period prior to the Effective Date over the exercise price of such options and
quantify the maximum amount of cash you may have to pay out related to these options if
the cash option is elected by the holders.

 (A) Distribution of THHC, page 69

3.   We note that you calculated your estimated impairment provision using the per share
value of the carve-out group of net assets to be distributed to THHC of $47.619048 per
share as provided by the Investment Agreements. Please tell us how you determined that
this per share price is appropriate in determining the fair value of the disposal group.
Please tell us what consideration you gave to the significant difference between this price
per share and the trading price of Existing GGP prior to the spin-off and emergence from
bankruptcy as well as the price per share offered by the Plan Sponsors for shares of New
GGP's common stock. Please tell us the basis in GAAP for your method of determining
fair value.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended September 30, 2010 and 2009

Retail and Other Segment, page 89

4.   We note your response to comment 14 in our letter dated November 1, 2010. It is unclear
to us how you account for lease modifications under GAAP in light of the fact that your
system does not compute the difference in rent resulting from the changes. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Matthew D. Bloch, Esq.
       Weil, Gotshal & Manges LLP
       Via *facsimile*: (212) 310-8007